1600 - 409 Granville St. Vancouver, B.C. V6C 1T2

Cusac Debenture Holders Extend Maturity Date
and Approve Proposed Hawthorne Gold Merger

November 27, 2007 - - Cusac Gold Mines Ltd. (“Cusac”) (TSX: CQC; OTC-BB: CUSIF) David H. Brett, President, reports that holders of $2,955,000 of Cusac 11% secured convertible debentures (maturing November 30, 2007) have voted 82% in favor of extraordinary resolutions waiving any default of the debentures until April 30, 2008 (provided the parties execute a definitive agreement by December 30, 2007), and authorizing the exchange of Hawthorne Gold Corp (TSX-V, HGC) shares for the debentures on the basis of one Hawthorne share (at a deemed price of $2 per share) for each 2 dollars of debenture held, including accrued interest, as contemplated in the previously announced proposed merger of Cusac and Hawthorne. The previously announced extraordinary meeting of debenture holders set for November 28th has been canceled and the parties are working together to complete a definitive agreement as soon as possible.

CUSAC GOLD MINES LTD.	For Further Information Call: 1-800-670-6570 (Canada)
PER:
Or 1-800-665-5101 (USA)
	Email:	info@cusac.com
	Web:	www.cusac.com

David H. Brett, MBA
President & CEO

The TSX has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

There are forward-looking statements contained herein that are not based on historical fact, including without limitation statements containing the words “believes”, “may”, “plans”, will”, “estimate”, “continue”, “anticipates”, “intends”, “expects” and similar uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, Cusac’s exploration results, lack of revenues, additional capital requirements, risks associated with the exploration activity. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.